Exhibit 17.1

February 5, 2023

To the Heliogen Board of Directors:

Because you have terminated me as the CEO of Heliogen, I am required by my employment agreement to resign as a director and as Chairman of the Board of Heliogen.  Therefore, I resign immediately.

More than six months ago, I shared with the Board my desire to step down as Chief Executive Officer once a successor was identified who had the experience and skills to take this amazing company to the next level.  After carefully considering internal candidates, I recommended – and continue to recommend – that we appoint a CEO from outside the organization with operational, sales, marketing and team-building skills who can lead this company. A few months ago, I identified an exceptional external candidate, one who has the skills to tackle the many challenges facing Heliogen today, from creating a strong leadership team, to acquiring customers, and building projects. In addition, this candidate understands how to partner with me to harness the innovation and vision this company still needs. The Board met and vetted the candidate, and with the Board’s approval and support, the Board moved forward with that candidate’s nomination as President, with the goal of becoming CEO within 6 months.

When the Board communicated the decision to Heliogen’s senior management team, several members of that team threatened to quit. Rather than support what in my view is in the best interests of Heliogen and its stockholders, as well as its own previous decision, the Board chose to back the existing management team. This past weekend, the Board voted against making an offer to the excellent President/CEO candidate we identified, choosing instead to terminate me and promote an internal executive as CEO. I do not support that decision as an officer, director, or stockholder.

Since founding Heliogen and taking it public in December 2021, I have dedicated my energy, resources, and reputation to achieve the best outcome for the Company.  Notwithstanding that, we have disappointed our employees, our customers, and our investors.  With Heliogen’s market value now at less than $150 million the Board must do what is in the shareholders’ interests and appoint leadership with much broader capabilities to win back the minds and hearts of all those constituents. Promoting the same team that did not achieve these results in the past will not achieve the results we need in the future.

For all these reasons, I am resigning, and I reserve all rights I may have under my employment agreement with the Company.

Sincerely,

Bill Gross